UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CORNERSTONE ONDEMAND, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

21925Y103

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

February 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA CM Chicago Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA CM GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SL Alpine Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. Silver Lake Alpine Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLAA (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,196,232
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,196,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA Chicago Co-Invest II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,803,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,803,760

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,803,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA Co-Invest, GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,803,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,803,760

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,803,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,999,992
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,999,992

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,999,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) OO

*

Not included above are shares of Common Stock and restricted stock units granted to Mr. Joseph Osnoss pursuant to the Issuer’s non-employee director compensation arrangements, which are held by Mr. Osnoss for the benefit of certain affiliates of Silver Lake Group, L.L.C. See Item 6 of Amendment No. 1 to this Schedule 13D.

CUSIP NO. 21925Y103

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons (as defined below) on December 18, 2017, as amended by Amendment No. 1 filed on November 1, 2019 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Cornerstone OnDemand, Inc., a Delaware corporation (the “Issuer”) which may be deemed to be beneficially owned by certain of the Reporting Persons by virtue of their direct and indirect beneficial ownership of 5.75% Convertible Senior Notes due 2021 of the Issuer (“Notes”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 to this Amendment is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 to this Amendment is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own an aggregate of 6,999,992 shares of Common Stock of the Issuer, which includes 5,196,232 shares of Common Stock which would be received upon conversion of Notes held by SLA Chicago and 1,803,760 shares of Common Stock which would be received upon conversion of Notes held by Co-Invest, representing in the aggregate approximately 10.3% of the issued and outstanding shares of Common Stock of the Issuer.

The percentages of beneficial ownership in this Schedule 13D are based on (i) the conversion by the Reporting Persons of $294,000,000 in aggregate principal amount of Notes into 6,999,992 shares of Common Stock as of the date of filing, based on the conversion rate of 23.8095 shares of Common Stock, and cash in lieu of fractional shares of Common Stock, per $1,000 principal amount of the Notes, which rate is subject to certain anti-dilution adjustments, and (ii) 60,717,446 shares of Common Stock outstanding as of November 1, 2019, as reported in the Issuer’s Form 10-Q filed with the Commission on November 12, 2019.

Information with respect to the beneficial ownership of Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

CUSIP NO. 21925Y103

The beneficial ownership numbers reported herein do not include any shares of Common Stock and restricted stock units awarded to Mr. Osnoss as director compensation which compensation is held for the benefit of Silver Lake and/or certain of their affiliates or certain of the funds they manage and the Reporting Persons disclaim beneficial ownership over such securities.

(c) None of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Third Amendment to Investment Agreement and Supplemental Indenture

In connection with the entry by the Issuer into the Purchase Agreement, dated as of February 24, 2020, among Vector Talent Holdings, L.P., an exempted limited partnership registered under the laws of the Cayman Islands and an affiliate of Vector Capital (“Seller”) and the Issuer, 1241593 B.C. LTD. and Cornerstone OnDemand UK Holdings Limited, pursuant to which the Issuer and certain of its subsidiaries will acquire all of the outstanding equity interests of the direct and indirect subsidiaries of Seller, including Saba Software, Inc. (such subsidiaries collectively, the “Saba Group” and, such acquisition, the “Acquisition”), certain of the Reporting Persons entered into the Third Amendment to the Investment Agreement, dated as of February 24, 2020 (the “Third Amendment”), which amends the Investment Agreement, dated as of November 8, 2017, as amended by the Amendment to Investment Agreement, dated November 28, 2017 and the Second Amendment to Investment Agreement, dated February 25, 2018, pursuant to which (i) certain of the Reporting Persons party thereto agreed to support, and consent to, a supplemental indenture to the Indenture governing the Notes (the “Supplemental Indenture”) to permit the incurrence of certain indebtedness to finance the Acquisition, in exchange for and conditioned on, among other things, extending the maturity of the Notes to March 2023 (or a payment in lieu thereof) and the Issuer’s agreement to pay to the Reporting Persons a consent fee of $3 million. The terms of the Third Amendment and the Supplemental Indenture are generally subject to the Acquisition having been consummated on or before August 24, 2020, which date is subject to certain extensions as provided therein.

The foregoing descriptions of the Third Amendment and the Supplemental Indenture are each qualified in their entirety by reference to the Third Amendment and the form of Supplemental Indenture which are filed as Exhibit H to this Amendment and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

F. Amendment to Investment Agreement, dated as of November 28, 2017 (incorporated by reference to Exhibit 10.24 to the Issuer’s Form 10-K filed on February 27, 2018)

G. Second Amendment to Investment Agreement, dated as of February 25, 2018 (incorporated by reference to Exhibit 10.24 to the Issuer’s Form 10-K filed on February 27, 2018)

H. Third Amendment to Investment Agreement, dated as of February 24, 2020, including Form of Supplemental Indenture (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed on February 25, 2020)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2020

SLA CM Chicago Holdings, L.P.
By:	SLA CM GP, L.L.C. its general partner

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SLA CM GP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SL Alpine Aggregator GP, L.L.C.
By:	Silver Lake Alpine Associates, L.P., its managing member
By:	SLAA (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Alpine Associates, L.P.
By:	SLAA (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLAA (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA Chicago Co-Invest II, L.P.
By:	SLA Co-Invest, GP, L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA Co-Invest, GP, L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C. Each of such persons is a citizen of the United States.

Silver Lake Group, L.L.C.

Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Common Stock of the Issuer or has engaged in any transactions in Common Stock in the previous 60 days.